Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated May 30, 2024 (except for paragraphs twelve through eighteen of Note 1, as to which the date is October 15, 2024), with respect to the combined financial statements of Lionsgate Studios Corp. (formerly referred to as the Studio Business of Lions Gate Entertainment Corp.) included in Amendment No. 4 to the joint Registration Statement (Form S-4 No. 333-282630) and related joint Proxy Statement/Prospectus of Lions Gate Entertainment Corp. and Lionsgate Studios Holding Corp. for the registration of new classes of common stock of Lions Gate Entertainment Corp. and Lionsgate Studios Holding Corp.

/s/ Ernst & Young LLP

Los Angeles, California

February 21, 2025